Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWI[redacted]

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

SEC MAIL PROCESSING RECEIVED
OCT 10 2006
WASH, D.C. 185

06017566

MACQUARIE BANK

4 October 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

10/18

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE
BANK

MACQUARIE BANK PARTICIPATES IN A CONSORTIUM TO ACQUIRE AIRCRAFT LEASING BUSINESS FROM GATX CORPORATION

29 September 2006 – Macquarie Bank today announced it was a member of a consortium that had entered into a sale and purchase agreement to acquire GATX Air, the aircraft leasing business of the NYSE-listed GATX Corporation, for an enterprise value of approximately US$1.46 billion (A$1.95 billion) including all closing costs.

The consortium includes affiliated investment funds of Och-Ziff Capital Management Group and Macquarie Bank. Macquarie Bank will initially contribute US$150 million (A$200 million) to the consortium for a minority stake.

GATX Air is a full service, aircraft operating lease company, with a highly respected market position not only as an asset owner, but also as an equity partner, financial arranger and aircraft manager.

GATX Air has approximately 60 staff, and is headquartered in San Francisco with additional offices in London, Toulouse and Tokyo. The GATX Air portfolio comprises, predominantly, 87 narrow body commercial jet aircraft made up of 38 wholly owned aircraft and 49 aircraft held in various joint venture partnerships.

Aircraft that comprise the GATX Air portfolio are on lease to 37 airlines situated in 23 countries. The weighted average age of the fleet is approximately 5 years, with over 80% of the portfolio value represented by Boeing 737-800s and Airbus A320s.

GATX has equity interests in 11 joint venture partnerships and also acts as manager of the aircraft owned by those partnerships. In addition, GATX Air acts as manager of a number of aircraft on behalf of third parties.

The sale is subject to customary closing conditions, third party consents and regulatory approvals. Completion is expected in the fourth quarter of 2006.

For further information, please contact:

Erica Sibree, Investor Relations Tel: +612 8232 5008
Macquarie Bank Ltd

Matthew Russell, Public Relations Tel: +612 8232 4102
Macquarie Bank Ltd